Mosquito Steve, Inc.
Statement of Changes in Shareholders' Equity
From May 12, 2020 (Inception) to July 31, 2020
(Unaudited)

	Common Stock		Retained earnings	Total Shareholders' Equity
	Shares	Amount		
Balance, May 12, 2020 (Inception)	721,200	$ -	$ -	$ -
Net income	-	-	-	-
Balance, July 31, 2020	721,200	$ -	$ -	$ -